

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2013

Via E-mail
Patrick G. Rooney
Chief Executive Officer
Positron Corporation
530 Oakmont Lane
Westmont, IL 60559

> **Re: Positron Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed September 20, 2013**
> **File No. 000-24092**

Dear Mr. Rooney:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Summary of Corporate Actions, page 3

1.   We note your disclosure that you obtained the approval of approximately 69% of your outstanding voting capital stock. We further note from your table on page 14 that it appears that your officers and directors beneficially own less than two-thirds of your voting capital stock. Please tell us how you complied with the requirements of Regulation 14A when you obtained the approval of your shareholders. Refer to Exchange Act Rules 14a-2 and 14a-3.

Action IV: Reincorporation of the Company From Texas to Delaware, page 9

2.   Please revise your filing to describe material differences between the laws in Delaware and Texas as they relate to domestic companies.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Joseph McCann at (202) 551-6262 or Jay Mumford at (202) 551-3637 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Peter Campitiello, Esq. - Kane Kessler, P.C.